Kips Bay Medical, Inc.
3405 Annapolis Lane North, Suite 200
Minneapolis, Minnesota 55447
February 8, 2011
VIA EDGAR AND EMAIL
Securities and Exchange Commission
Attn: Ruairi Regan
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Kips Bay Medical, Inc. Registration Statement on Form S-1 (File No. 333-165940)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kips Bay Medical, Inc. (the “Company”) requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 5:00 p.m., Eastern Time, on Thursday, February 10, 2011, or as soon thereafter as possible.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, KIPS BAY MEDICAL, INC.
By:	/s/ Michael P. Winegar
Michael P. Winegar
Chief Operating Officer and Vice President of Regulatory Affairs